UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42182

PS International Group Ltd.

Units 1703, 17/F

First Group Centre

23 Wang Chiu Road, Kowloon Bay

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Extraordinary General Meeting (the “EGM”)

On August 18, 2026, the EGM of shareholders of PS International Group Ltd. (the “Company”) was convened at the time and place specified in the notice of the EGM dated July 22, 2026, which was furnished as an exhibit to the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on July 22, 2026.

At the time appointed for commencement of the EGM, after verification of shares present in-person and represented by valid proxy, the Company determined that the minimum statutory quorum required under the Company’s second amended and restated memorandum and articles of association was not satisfied. The required quorum for the EGM is holders representing at least one-half (1/2) of all issued and outstanding voting shares entitled to vote at the EGM. Due to insufficient quorum, no business was transacted at the EGM, and no resolutions were put to shareholder vote.

The Board of Directors of the Company has resolved not to adjourn this EGM. Accordingly, the August 18, 2026 EGM shall not proceed and is concluded without adjournment.

The Board may consider convening a further extraordinary general meeting in the near future. Should the Board determine to hold another EGM, the Company will issue a formal notice of meeting to shareholders in accordance with the Company’s constitutional documents and applicable regulatory requirements. The Company will make appropriate SEC filings in connection with any such future EGM.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (Registration No. 333-281480), filed with the SEC on August 12, 2024, and (ii) the Company’s registration statement on Form F-3 (Registration No. 333-297955), initially filed with the SEC on August 4, 2026, and declared effective by the SEC on August 19, 2026.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PS International Group Ltd.
	By:	/s/ Chunlin Tong
	Name:	Chunlin Tong
	Title:	Director and Chief Executive Officer

Date: August 19, 2026

2